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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ____________________

                                 SCHEDULE 13E-3
                              ____________________

              Rule 13E-3 Transaction Statement under Section 13(e)
                     of the Securities Exchange Act of 1934
                              ____________________

                               DIGEX, INCORPORATED
                              (Name of the Issuer)

                               DIGEX, INCORPORATED
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   253756 10 0
                      (CUSIP Number of Class of Securities)
                              ____________________

                                 Bruce F. Metge
                                 General Counsel
                               1400 Sweitzer Lane
                             Laurel, Maryland 20707
                                 (240) 264-2000

                                 With Copies to:

                              James J. Clark, Esq.
                              Susanna M. Suh, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c)
       (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b. / / The filing of a registration statement under the Securities Act of 1933.

c. /X/ A tender offer.

d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            Calculation of Filing Fee

    --------------------------------------------------------------------------
                                                      Amount of filing fee
             Transaction valuation*
    --------------------------------------------------------------------------
    $20,415,568.80                             $1,652.00

    based upon 25,519,461 shares proposed to
    be acquired at $0.80 per share
    --------------------------------------------------------------------------


* Set forth the amount on which the filing fee is calculated and state how it was determined.


/X/ Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:  $1,652.00

         Form or Registration No.:  Schedule TO

         Filing Party:  WorldCom, Inc.

         Date Filed:  August 27, 2003



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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

ITEM 1.       SUMMARY TERM SHEET. ...........................................1


ITEM 2.       SUBJECT COMPANY INFORMATION. ..................................1


ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON. .....................1


ITEM 4.       TERMS OF THE TRANSACTION. .....................................2


ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS. .....2


ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS. ...........3


ITEM 7.       PURPOSES, ALTERNATIVES, REASONS AND EFFECTS. ..................3


ITEM 8.       FAIRNESS OF THE TRANSACTION. ..................................3


ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS. ...............4


ITEM 10.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. ............4


ITEM 11.      INTERESTS IN SECURITIES OF THE SUBJECT COMPANY. ...............4


ITEM 12.      THE SOLICITATION OR RECOMMENDATION. ...........................5


ITEM 13.      FINANCIAL STATEMENTS. .........................................5


ITEM 14.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED. ......5


ITEM 15.      ADDITIONAL INFORMATION. .......................................5


ITEM 16.      EXHIBITS. .....................................................5

     This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is filed by Digex, Incorporated, a Delaware corporation ("Digex"). This Schedule 13E-3 relates to the Offer (as defined below) by WorldCom, Inc., a Georgia corporation ("MCI"), to purchase all of the outstanding shares of Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Digex at a price of $.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, as amended (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (e)(37), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(e)(38) (which, together with any supplements or amendments, collectively constitute the "Offer").

     All information in this Schedule 13E-3 or incorporated by reference in this
Schedule 13E-3 concerning MCI or its affiliates, or actions or events with respect to any of them, was provided by MCI or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Information contained in this
Schedule 13E-3 with respect to Digex has been provided by Digex.


ITEM 1.  SUMMARY TERM SHEET.

     Summary term sheet. The information set forth in the Offer to Purchase under the title "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) Name and address. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER--7. CERTAIN INFORMATION CONCERNING DIGEX" is incorporated herein by reference.

(b)  Securities. The title of the class of equity securities to which this
     Schedule 13E-3 relates is the Class A Common Stock of Digex. As of July 31, 2003, there were 25,519,461 shares outstanding.

(c) Trading and market price. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER--5. PRICE RANGE OF THE SHARES; DIVIDENDS" is incorporated herein by reference.

(d) Dividends. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 5. PRICE RANGE OF THE SHARES; DIVIDENDS" is incorporated herein by reference.

(e)  Prior public offerings. Not applicable.

(f)  Prior stock purchases. None.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and address. The name of the filing company is Digex, Incorporated, a Delaware corporation. The address of Digex's principal executive offices is 14400 Sweitzer Lane, Laurel, Maryland 20707. Digex's telephone number at that location is (240) 264-2000. Digex is the subject company. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER--9. CERTAIN INFORMATION CONCERNING MCI, INTERMEDIA, BUSINESS INTERNET AND INTERMEDIA INVESTMENT" and Schedule I of the Offer to Purchase is incorporated herein by reference. The information set forth in Digex's Annual Report on Form 10-K/A for the year ended December 31, 2002 under the title "Item 10--Directors and Executive Officers of the Registrant" is incorporated herein by reference. The address of each person listed in Digex's Annual Report on Form 10-K/A for the year ended December 31, 2002 under the title "Item 10--Directors and Executive Officers of the Registrant" is c/o Digex, Incorporated, 14400 Sweitzer Lane, Laurel, Maryland 20707.

(b) Business and background of entities. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER--9. CERTAIN INFORMATION CONCERNING MCI, INTERMEDIA, BUSINESS INTERNET AND INTERMEDIA INVESTMENT" and Schedule I of the Offer to Purchase is incorporated herein by reference.

(c) Business and background of natural persons. The information set forth in Digex's Annual Report on Form 10-K/A for the year ended December 31, 2002 under the title "Item 10--Directors and Executive Officers of the Registrant" is incorporated herein by reference. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. During the last five years none of the persons listed in Digex's Annual Report on Form 10-K/A for the year ended December 31, 2002 under the title "Item 10--Directors and Executive Officers of the Registrant", and, to the best knowledge of Digex, none of the persons listed on Schedule I to the Offer to Purchase: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Other than as disclosed in the Offer to Purchase under the title "THE TENDER OFFER--9. CERTAIN INFORMATION CONCERNING MCI, INTERMEDIA, BUSINESS INTERNET AND INTERMEDIA INVESTMENT" none of MCI, Intermedia Communications Inc., Business Internet, Inc. or Intermedia Investment, Inc.: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase and set forth in Digex's Annual Report on Form 10-K/A for the year ended December 31, 2002 under the title "Item 10--Directors and Executive Officers of the Registrant" are citizens of United States of America.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) Material terms. The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET," "INTRODUCTION," "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER," "--2. PURPOSE AND STRUCTURE OF THE OFFER," "--3. PLANS FOR DIGEX AFTER THE OFFER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER," "--6. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES," "THE TENDER OFFER--1. TERMS OF THE OFFER; EXPIRATION DATE," "--2. ACCEPTANCE FOR PAYMENT AND PAYMENT," "--3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES" and "--4. WITHDRAWAL RIGHTS" is incorporated herein by reference.

(c)  Different terms. Not applicable.

(d) Appraisal rights. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--8. DISSENTERS' RIGHTS" is incorporated herein by reference.

(e)  Provisions for unaffiliated security holders. None.

(f)  Eligibility for listing or trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK," "--11. RELATED PARTY TRANSACTIONS," "THE TENDER OFFER--5. PRICE RANGE OF THE SHARES; DIVIDENDS" and "--9. CERTAIN INFORMATION CONCERNING MCI, INTERMEDIA, BUSINESS INTERNET AND INTERMEDIA INVESTMENT" is incorporated herein by reference.

(b) Significant corporate events. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER," "--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" and "--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK" is incorporated herein by reference.

(c) Negotiations or contacts. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER," "--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" and "--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK" is incorporated herein by reference.

(e) Agreements involving the subject company's securities. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER," "--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK" and "--13. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of securities acquired. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--3. PLANS FOR DIGEX AFTER THE OFFER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER" is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--3. PLANS FOR DIGEX AFTER THE OFFER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER," "--2. PURPOSE AND STRUCTURE OF THE OFFER" and "--3. PLANS FOR DIGEX AFTER THE OFFER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER" and "--2. PURPOSE AND STRUCTURE OF THE OFFER" is incorporated herein by reference.

(c) Reasons. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER," "--2. PURPOSE AND STRUCTURE OF THE OFFER" and "--3. PLANS FOR DIGEX AFTER THE OFFER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER" is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER," "--3. PLANS FOR DIGEX AFTER THE OFFER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER" and "--6. CERTAIN U.S. FEDERAL TAX CONSEQUENCES" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" is incorporated herein by reference.

(b) Factors considered in determining fairness. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--2. PURPOSE AND STRUCTURE OF THE OFFER" and "--4.

     RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER," is incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" is incorporated herein by reference.

(d) Unaffiliated representative. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER" and "--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" is incorporated herein by reference.

(e) Approval of directors. The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET," "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER" and "--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" is incorporated herein by reference.

(f) Other offers. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, opinion or appraisal. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" and Annex A of the Offer to Purchase is incorporated herein by reference.

(b) Preparer and summary of the report, opinion or appraisal. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" and Annex A of the Offer to Purchase is incorporated herein by reference.

(c) Availability of documents. The fairness opinion set forth in Annex A of the Offer to Purchase is available for inspection and copying at the principal executive offices of Digex during regular business hours by any equity security holder of Digex or such holder's representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of funds. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER--10. SOURCE AND AMOUNT OF FUNDS" is incorporated herein by reference.

(b)  Conditions. None.

(c) Expenses. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER--14. CERTAIN FEES AND EXPENSES" is incorporated herein by reference.

(d)  Borrowed funds. None.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities ownership. The information set forth in Digex's Annual Report on Form 10-K/A for the year ended December 31, 2002 under the title "Item 12--Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--9. BENEFICIAL OWNERSHIP OF COMMON STOCK," "--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK" and "THE TENDER OFFER--9. CERTAIN INFORMATION CONCERNING MCI, INTERMEDIA, BUSINESS INTERNET AND INTERMEDIA INVESTMENT" is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK," is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK" is incorporated herein by reference.

(e) Recommendations of others. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial information. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER--8. SELECTED CONSOLIDATED FINANCIAL DATA OF DIGEX" is incorporated herein by reference. The information set forth in Digex's Annual Report on Form 10-K for the year ended December 31, 2002 under the title "Item 8--Financial Statements and Supplementary Data," and in Digex's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 under the title "Item 1--Financial Statements (Unaudited)" is incorporated herein by reference.

(b)  Pro forma information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Except as set forth in this Item 14, neither Digex nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of Digex concerning the Offer.

(a) Solicitations or recommendations. The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET," "SPECIAL FACTORS--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" and "THE TENDER OFFER--14. CERTAIN FEES AND EXPENSES" is incorporated herein by reference.

(b)  Employees and corporate assets. None.

ITEM 15. ADDITIONAL INFORMATION.

(b) Other material information. The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 16. EXHIBITS.

  Exhibit
  Numbers          Description
  -------          -----------

     (e)(1) Letter from Digex to Option Holders, dated August 27, 2003

     (e)(2) Press Release, dated August 27, 2003.

     (e)(3) Fairness Opinion of Lane, Berry & Co. International

     (e)(4) Agreement and Plan of Merger among MCI, Inc., Wildcat Acquisition Corp. and Intermedia Communications Inc., dated as of September 1, 2000. Incorporated herein by reference to Digex's Form 8-K (File No. 000-26873) filed with the SEC on September 7, 2000.

     (e)(5) Certificate of Incorporation of Digex and amendments thereto, including the Certificate of Designation for the Series A

          Preferred Stock. Incorporated herein by reference to Digex's Form 10-K for the year ended December 31, 2001 (File No. 000-26873) filed with the SEC on April 1, 2002.

     (e)(6) Bylaws of Digex, as amended. Incorporated herein by reference to Digex's Form 10-Q (File No. 000-26873) filed with the SEC on May 12, 2000.

     (e)(7) Offer to Purchase, dated August 27, 2003.

     (e)(8) Letter of Transmittal.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2003


                                  DIGEX, INCORPORATED


                                  By: /s/ George L. Kerns
                                      ----------------------------------
                                      Name:   George L. Kerns
                                      Title:  Chief Executive Officer